SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AmBev
Companhia de Bebidas das Américas

March 2004

Felipe Dutra
CFO and Investor Relations Officer

Note Regarding Forward-Looking Statements

This presentation contains certain forward looking statements reflecting the current views of the management of Interbrew and AmBev with respect to, among other things, InterbrewAmBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, as well as the successful integration of their businesses, projected synergies from the proposed combination and other plans and objectives of management for future operations. These statements involve risks and uncertainties. The ability of InterbrewAmBev to achieve these objectives and targets is dependent on many factors which are outside of management’s control.

In some cases, words such as “believe”, “intent”, “expect”, “anticipate”, “plan”, “target” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

Neither Interbrew nor AmBev can assure you that the future results, level of activity, performance or achievements of InterbrewAmBev will meet the expectations reflected in the forward-looking statements.

Agenda

  Structure of the Transaction

  Valuation of the Canadian Assets

    Stand-Alone

    Synergies

  Alignment of Interests

Structure of the Transaction

Considerations – Femsa Cerveza and Labatt USA

• Femsa Cerveza

- In case it is not part of the transaction, its exclusion will be done by the same price paid by AmBev

- If it remains as part of the assets incorporated, the 2003 EBITDA multiple of 7.4x is very attractive

• Labatt USA

- Acquisition at fair market value, which will be defined by two investment banks

- The asset will be incorporated by the value of debt; therefore, AmBev will not issue shares

- In case it is not part of the transaction, AmBev will simply not assume part of the debt associated with Labatt USA

Agenda

  Structure of the Transaction

  Valuation of the Canadian Assets

    Stand-Alone

    Synergies

  Alignment of Interests

Assets Valuation

Acquisition Value
(US$ billion)

Labatt Canada Valuation

Transaction Rationale

  Market attractiveness
  Significant cost reduction potential
  Improvement of AmBev’s risk profile
  Improvement of AmBev’s interest on own capital payment capability
  Cross-licensing between AmBev and Interbrew
  Greater Capacity and Financial Flexibility for M&A
  Crucial step towards the consolidation of the Americas

Canada Operation Overview

• Attractive market

- Total volume of 22 MMHL

- Low per capita consumption (66 l/year)

- Competition by brand development between the two main competitors, without the practice of price discounts

- High purchase power allows for US$ 139 net revenue per hectoliter

- Consistent price and volume growth in the last 5 years (3.2% and 0.7%, respectively)

• Canada leading brewer

– Domestic sales of 9.7 MMHL in 2003

– Market share of 43.0%

– Portfolio includes 62 local brands and 18 imported brands

Canada Valuation Report Assumptions

Assumption	CAGR	Rationale
	(03-13)

Volume Growth	0.6%	In line with the 0.7% historical growth since 1999

Revenue Growth (per hectoliter)	2.7%	Conservative price growth projections compared to historical rates (3.2%) and real decline in consumer prices

Production Costs Growth (per hectoliter)	1.4%	Production costs per hectoliter flat for 2004-2006 and in line with inflation from 2006 onwards

Operational Expenses Growth	2.2%	Based on projected inflation rates

Canada Valuation Report Assumptions

Implicit price in line with valuation report

Issue Price of AmBev’s shares in line with the market

Multiples paid in recent transaction in the consumer goods industry

Agenda

  Structure of the Transaction

  Valuation of the Canadian Assets

    Stand-Alone

    Synergies

  Alignment of Interests

Operational Synergies

Present Value of Operational Synergies Captured Annually by AmBev
(US$ million)

Greater Capacity to Pay Interest on Own Capital
(US$ billion)

* The values highlighted in the graph above as “AmBev + Labatt” include the combined effects of the increases in Shareholders’ Equity and Net Income, both projected, resulting from the incorporation of Labatt’s assets.

Cash Benefits generated by greater payment of interest on own capital
(US$ million)

* * The values highlighted in the graph above as “AmBev + Labatt” include the combined effects of the increases in Shareholders’ Equity and Net Income, both projected, resulting from the incorporation of Labatt’s assets; the income tax and social contribution rate considered was 34%.

Reduction of the cost of funds

Present Value of Financial Synergies Captured by AmBev
(US$ million)

Implicit price paid in the Transaction according to the market
(US$ million)

Implicit price paid in the Transaction according to the market

Agenda

  Structure of the Transaction

  Valuation of the Canadian Assets

    Stand-Alone

    Synergies

  Alignment of Interests

Alignment of Interests

  Long Term Commitment of the Controlling shareholders, with shares locked up for 20 Years

  Creation of the Convergence Committee

  AmBev’s importance in Interbrew

    33% of Sales

    42% of EBITDA

    51% of Operating Income

  Extension of the shareholders’ agreement until 2019
  Dividends flow as the main source of funds to its statutory obligations
  Employees’ Representative in the Board of Directors

  Managers and key employees hold approximately 8% of AmBev’s preferred shares - US$ 500 million

Conclusions

  Consolidation of AmBev as the true American Beverage Company
  Significant expansion of the financial flexibility for future transactions in the Americas
  Wide potential to capture synergies
  Generation of US$ 2.5 billion in value to all of AmBev’s shareholders

Beer Portfolio

CSD and Nanc Portfolio

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.